UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of October 2026

Commission File Number: 001-41084

NeuroSense Therapeutics Ltd.
(Translation of registrant’s name into English)

NeuroSense Therapeutics Ltd.

11 HaMenofim Street, Building B
Herzliya 4672562 Israel
+972-9-7996183
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Explanatory Note

NeuroSense Therapeutics Ltd. (the “Company”) announced today that it has signed a strategic collaboration agreement with an advisor to advance a revenue-generating supply of PrimeC, its lead therapeutic candidate for ALS, to eligible patients through a licensed clinical treatment center in a state in the U.S.

This commercialization would take place through a potential pathway that may permit access to and commercialization of certain investigational therapies prior to traditional marketing approval. The Company is targeting first revenues from PrimeC supply in the first half of 2027, subject to completion of applicable legal, regulatory and operational requirements.

The agreement follows sustained demand from ALS patients and physicians seeking access to PrimeC outside of clinical trials. As consideration for the services, the Company agreed to pay the advisor in equity and on a success-based percentage of net revenues generated with respect to certain qualifying sales resulting from the advisor’s activities.

The agreement is intended to support the Company’s efforts to establish a potential initial revenue stream from PrimeC supply and potentially marks a pivotal transition for NeuroSense toward a revenue-generating business, alongside its ongoing clinical programs in ALS and Alzheimer’s disease.

Forward-Looking Statements

This Report on Form 6-K contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the potential commercialization and the potential to generate first revenues. Words such as “may,” “potential,” “expects,” “intends,” “plans” and similar expressions are intended to identify forward-looking statements. These statements are based on the Company’s current beliefs and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially.These risks include the risk that potential pathway described above may not be available or may not permit the commercialization of PrimeC on acceptable terms or at all; that the Company may not enter into any commercial arrangements; the risk that the Company will not be able to obtain financing on acceptable terms, or at all; the risk that the Company will not regain and maintain compliance with the Nasdaq listing requirements; uncertainty regarding outcomes and the timing of current and future clinical trials; the risk that PrimeC will not advance towards later-stage development; timing for reporting data, including from the study of PrimeC in Alzheimer’s disease; that the study will not be successful; and other risks and uncertainties set forth in the Company’s filings with the Securities and Exchange Commission (SEC). You should not rely on these statements as representing our views in the future. More information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2026 and the Company’s subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of this date, and the Company undertakes no duty to update such information except as required under applicable law.

The first paragraph of this Report on Form 6-K is hereby incorporated by reference into registrant’s Registration Statements on Form S-8 (File No. 333-262480 and 333-289658) and Form F-3 (File No. 333-269306, 333-283656, 333-284051, 333-291122 and 333-293060), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

Date: October 26, 2026	By:	/s/ Alon Ben-Noon
Alon Ben-Noon
Chief Executive Officer

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